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                             April 17, 2024

       Fahmi Karam
       Chief Financial Officer
       Upbound Group, Inc.
       5501 Headquarters Drive
       Plano, TX 75024

                                                        Re: Upbound Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Form 8-K Furnished
February 22, 2024
                                                            File No. 001-38047

       Dear Fahmi Karam:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K Furnished February 22, 2024

       Exhibit 99.2 Upbound Group, Inc. Earnings Release
       Fourth Quarter and Full Year 2023 Results & Key Metrics
       Fourth Quarter Consolidated Results, page 1

   1. Please present the most directly comparable GAAP measure "net income" for Adjusted
                                                        EBITDA for fourth
quarter and full year 2023 operating results. This applies to other charts in Exhibit 99.2
where you present and discuss operating profit as the most directly comparable GAAP measure
for Adjusted EBITDA. This comment also applies to your
                                                        Investor Presentation
in Exhibit 99.3. Refer to Question 102.10(a) of the Compliance and
                                                        Disclosure
Interpretations on Non-GAAP Financial Measures.
       Reconciliation of operating profit (loss) to Adjusted EBITDA (consolidated and by segment)
       Three months ended December 31, 2023 and 2022
       Years Ended December 31, 2023 and 2022, page 15
 Fahmi Karam
Upbound Group, Inc.
April 17, 2024
Page 2
2.       Please reconcile "Adjusted EBITDA" to the most directly comparable
GAAP measure
         "net income" for the three months and years ended December 31, 2023 and 2022. This comment also applies to your Investor Presentation in Exhibit 99.3. Refer to Question
         103.02 of the Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures.
Exhibit 99.3 Investor Presentation
Supplemental Segment Performance Details - Including Non-GAAP Adjustments, page
24

3. It appears you remove "other charges" in arriving at non-GAAP operating expenses.
         Please describe the nature of the other charges and quantify each component therein to the extent material. Also, disclose why you believe it is appropriate to adjust for these charges and why it is meaningful to investors to do so. Further, describe the operating expenses adjusted to remove other charges as non-GAAP for clarity. Refer to
Item 10(e)(1)(i)(C) of
         Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameFahmi Karam                                  Sincerely,
Comapany NameUpbound Group, Inc.
                                                               Division of
Corporation Finance
April 17, 2024 Page 2                                          Office of Trade
& Services
FirstName LastName